BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3 2002, informs its shareholders and the market in general that, in relation to the investigation held on this Friday morning  by the Brazilian federal police, the Company is cooperating with the authorities to clarify the facts. The Company reiterates that it complies with the rules and regulations related to the production and commercialization of its products, has strict processes and controls and does not concur with any illegal conduct. BRF ensures the quality and safety of its products and guarantees that there is no risk to its consumers, either in Brazil or in the more than 150 countries it operates.

São Paulo, March 9, 2017

Pedro de Andrade Faria
Global Chief Executive and Investor Relations Officer